================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 12)

                                   ----------


                            ARV ASSISTED LIVING, INC.

                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                            00204C107
--------------------------------------------------------------------------------
    (Title of class of securities)                              (CUSIP number)

       MARJORIE L. REIFENBERG, ESQ.                 RAYMOND O. GIETZ, ESQ.
LAZARD FRERES REAL ESTATE INVESTORS L.L.C.        WEIL, GOTSHAL & MANGES LLP
           30 ROCKEFELLER PLAZA                        767 FIFTH AVENUE
         NEW YORK, NEW YORK 10020                  NEW YORK, NEW YORK 10153
              (212) 632-6000                            (212) 310-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of __ pages

================================================================================

NY2:\1016479\03\LSBJ03!.DOC\58120.0003

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  00204C107                                       13D                                 Page 2
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Prometheus Assisted Living LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               OO

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                         - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                    7,595,069 shares of Common Stock
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                    - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              7,595,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,595,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [X]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 43.5%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  00204C107                                       13D                                 Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LF Strategic Realty Investors II L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               OO, BK

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

---------------------- ------ ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
       SHARES
                       ------ ----------------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                   8,345,069 shares of Common Stock
      OWNED BY
                       ------ ----------------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                       ------ ----------------------------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:              8,345,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,345,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  45.8%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  00204C107                                       13D                                 Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:  OO,
               BK

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                           - 0 -
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   7,595,069 shares of Common Stock
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                      - 0 -
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              7,595,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   7,595,069 shares of
               Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 43.5%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  00204C107                                       13D                                 Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II - CADIM Alternative Partnership L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               OO, BK

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

-------------------------- ------- -----------------------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                         - 0 -
         SHARES
                           ------- -----------------------------------------------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                 7,595,069 shares of Common Stock
        OWNED BY
                           ------- -----------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                    - 0 -
        REPORTING
                           ------- -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:            7,595,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   7,595,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  43.5%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       5

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  00204C107                                       13D                                 Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres Real Estate Investors L.L.C.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               OO, BK

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               8,345,069 shares of Common Stock
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          8,345,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,345,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.8%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       6

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  00204C107                                       13D                                 Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Lazard Freres & Co. LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               OO, BK

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               8,345,069 shares of Common Stock
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          8,345,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,345,069 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  45.8%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       7

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No.  00204C107                                       13D                                 Page 8
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                LFSRI II Assisted Living LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
               OO

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                       - 0 -
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                 750,000 shares of Common Stock
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                  - 0 -
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:            750,000 shares of Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    750,000 shares of
               Common Stock

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       4.1%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                  This Amendment No. 12 to Schedule 13D (the "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnersip ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), Lazard Freres & Co. LLC, a New York limited liability company ("Lazard") and LFSRI II Assisted Living LLC, a Delaware limited liability company ("LFSRI II AL", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM , LFREI and Lazard, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D"). The Initial
Schedule 13D is hereby amended as follows:

ITEM 2.       IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f).

                  Schedule 1, setting forth the name, business address, principal occupation or employment, and citizenship of each of the members of the management committee of Lazard, is amended and restated in its entirety as
Schedule 1 hereto and is incorporated by reference herein.

                  Schedule 3, setting forth the name, business address, principal occupation or employment, and citizenship of each of the members of the Executive Committee of Lazard Strategic Coordination Company ("LSCC"), is amended and restated in its entirety as Schedule 3 hereto and is incorporated by reference herein.

                  (d) and (e). During the last five years, to the best knowledge of the Reporting Persons, none of the individuals listed on Schedules 1 or 3 of this Amendment has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 6. COVENANTS, AMENDMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to an Amended and Restated Loan Agreement, dated as of February 8, 2001, by and between Capital Trust, Inc. ("Capital Trust"), LFSRI II SPV REIT Corp. ("SPV"), and Senior Quarters Funding Corp. ("SQFC") (the "Amended Loan Agreement") and related documents, Capital Trust agreed to loan an aggregate of $110 million to SPV and SQFC (inclusive of amounts previously loaned by Capital Trust to SPV, which remained outstanding on February 8, 2001).

                  Pursuant to a Pledge and Security Agreement, dated as of February 8, 2001, by and among Capital Trust and Prometheus (the "ARV Stock Pledge and Security Agreement"), Prometheus pledged all of its shares of Common Stock to Capital Trust as security for the repayment of the borrowings of SPV and SQFC under the Amended Loan Agreement (including amounts previously borrowed by SPV from Capital Trust, which remained outstanding on February 8, 2001).

                  Pursuant to a Pledge and Security Agreement, dated as of February 8, 2001, by and among Capital Trust and LFSRI II AL (the "ARV Warrant Pledge and Security Agreement"), LFSRI II AL pledged all of its warrant to purchase Common Stock to Capital Trust as security for the repayment of the borrowings of SPV and SQFC under the Amended Loan Agreement (including amounts previously borrowed by SPV from Capital Trust, which remained outstanding on February 8, 2001).

                  Pursuant to a Pledge and Security Agreement dated as of February 8, 2001, by and between Capital Trust, LFSRI, LFSRI II AP, LFSRI CADIM, Prometheus, Prometheus Homebuilders LLC, LFSRI II AL, and Prometheus Senior Quarters LLC (the "Prometheus Pledge and Security Agreement"), LFSRI, LFSRI II AP and LFSRI CADIM pledged the entire equity interest in Prometheus and LFSRI II AL to Capital Trust as security for the repayment of the borrowings of SPV and SQFC under the Amended Loan Agreement (including amounts previously borrowed by SPV from Capital Trust, which remained outstanding on February 8, 2001).

                  Additionally, pursuant to the Amended Loan Agreement and related documents, any distributions in respect of the pledged collateral are to be deposited into a deposit account with The Chase Manhattan Bank, N.A. for the benefit of Midland Loan Services, Inc. as agent for Capital Trust.

                  The Amended Loan Agreement, the ARV Stock Pledge and Security Agreement, the ARV Warrant Pledge and Security Agreement, and the Prometheus Pledge and Security Agreement generally restrict Prometheus and LFSRI II AL from selling or otherwise transferring the Common Stock or the warrants to purchase Common Stock, without the approval of Capital Trust, unless the proceeds from such sale are used to prepay indebtedness under the Amended Loan Agreement.

                  The foregoing descriptions of the Amended Loan Agreement, the ARV Stock Pledge and Security Agreement, the ARV Warrant Pledge and Security Agreement, and the Prometheus Pledge and Security Agreement are not intended to be complete and are therefore qualified in their entirety by the agreements themselves, which are attached hereto as exhibits and incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.



Exhibit 1 Amended and Restated Loan Agreement, dated as of February 8, 2001, by and between Capital Trust, Inc., LFSRI II SPV REIT Corp., and Senior Quarters Funding Corp.

Exhibit 2 Pledge and Security Agreement, dated as of February 8, 2001, by and among Capital Trust, Inc. and Prometheus Assisted Living LLC

Exhibit 3 Pledge and Security Agreement, dated as of February 8, 2001, by and among Capital Trust, Inc. and LFSRI II Assisted Living LLC

Exhibit 4 Pledge and Security Agreement, dated as of February 8, 2001, by and between Capital Trust, Inc., LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P., Prometheus Assisted Living LLC, Prometheus Homebuilders LLC, LFSRI II Assisted Living LLC, and Prometheus Senior Quarters LLC

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 22, 2001


              PROMETHEUS ASSISTED LIVING LLC

                       By  LF Strategic Realty Investors II L.P.,
                                its managing member,

                                by  Lazard Freres Real Estate
                                         Investors L.L.C.,
                                         its general partner,


                                         by          John A. Moore
                                            ---------------------------
                                              Name:  John A. Moore
                                              Title:  Principal & Chief
                                                      Financial Officer


              LF STRATEGIC REALTY INVESTORS II L.P.

                       By  Lazard Freres Real Estate Investors
                                L.L.C., its general partner,

                                by          John A. Moore
                                   ---------------------------
                                     Name:  John A. Moore
                                     Title:  Principal & Chief
                                             Financial Officer

              LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                       By  Lazard Freres Real Estate Investors
                                L.L.C., its general partner,

                                by           John A. Moore
                                   ----------------------------
                                      Name:  John A. Moore
                                      Title:  Principal & Chief
                                              Financial Officer

         LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                    By Lazard Freres Real Estate Investors
                          L.L.C., its general partner,

                          by          John A. Moore
                              --------------------------
                               Name:  John A. Moore
                               Title:  Principal & Chief
                                       Financial Officer


         LAZARD FRERES REAL ESTATE
         INVESTORS L.L.C.

                          by          John A. Moore
                              --------------------------
                               Name:  John A. Moore
                               Title:  Principal & Chief
                                       Financial Officer


         LAZARD FRERES & CO. LLC

                          by         Scott D. Hoffman
                              --------------------------
                               Name: Scott D. Hoffman
                               Title:  Managing Director

         LFSRI II ASSISTED LIVING LLC

                      By LF Strategic Realty Investors II L.P.,
                          its managing member,

                          by Lazard Freres Real Estate
                                   Investors L.L.C.
                                   its general partner,

                                             by          John A. Moore
                                                  -------------------------
                                                  Name:  John A. Moore
                                                  Title:  Principal & Chief
                                                          Financial Officer

                                   SCHEDULE 1

                  Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                        Business Address and
                        Principal Occupation
Name                    (if other than as indicated above)         Citizenship
----                    ----------------------------------         -----------

Michel A. David-Weill   Chairman of Lazard LLC and Lazard Freres & France
                        Co. LLC
Norman Eig

Steven J. Golub

Herbert W. Gullquist

Kenneth M. Jacobs

William R. Loomis, Jr.  Chief Executive Officer of
                        Lazard Freres & Co. LLC and
                        Lazard LLC

David L. Tashjian

                                   SCHEDULE 3

        Executive Committee of Lazard Strategic Coordination Company LLC

                  Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:


                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------
Michel A. David-Weill               Chairman of Lazard LLC and                  France
                                    Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020, USA

Gerardo Braggiotti                  Managing Director of Lazard Freres S.A.S.   Italy
                                    and Lazard Freres & Co. LLC
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France

Norman Eig                          Managing Director                           USA
                                    of Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020

Kenneth M. Jacobs                   Managing Director                           USA
                                    of Lazard Freres & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020

William R. Loomis, Jr.              Chief Executive Officer and                 USA
                                    Managing Director of
                                    Lazard Freres & Co. LLC and
                                    Chief Executive Officer of Lazard LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, NY  10020





                                       15

                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------
Georges Ralli                       Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France



Bruno M. Roger                      Managing Director of Lazard Freres S.A.S.   France
                                    Lazard Freres S.A.S.
                                    121 Boulevard Haussmann
                                    75382 Paris Cedex 08 France


William J. Rucker                   Managing Director of Lazard Brothers        United
                                    & Co., Limited                              Kingdom
                                    Lazard Brothers & Co., Limited
                                    21 Moorfields
                                    London EC2P 2HT
                                    United Kingdom

David L. Tashjian                   Managing Director of Lazard Freres          USA
                                    & Co. LLC
                                    Lazard Freres & Co. LLC
                                    30 Rockefeller Plaza
                                    New York, New York 10020

David J. Verey                      Chairman, Chief Executive, Managing         United
                                    Director and Executive Director of          Kingdom
                                    Lazard Brothers & Co., Limited
                                    Lazard Brothers & Co., Limited
                                    21 Moorfields
                                    London EC2P 2HT
                                    United Kingdom


                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------


Exhibit 1 Amended and Restated Loan Agreement, dated as of February 8, 2001, by and between Capital Trust, Inc., LFSRI II SPV REIT Corp., and Senior Quarters Funding Corp.

Exhibit 2 Pledge and Security Agreement, dated as of February 8, 2001, by and among Capital Trust, Inc. and Prometheus Assisted Living LLC

Exhibit 3 Pledge and Security Agreement, dated as of February 8, 2001, by and among Capital Trust, Inc. and LFSRI II Assisted Living LLC

Exhibit 4 Pledge and Security Agreement, dated as of February 8, 2001, by and between Capital Trust, Inc., LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P., Prometheus Assisted Living LLC, Prometheus Homebuilders LLC, LFSRI II Assisted Living LLC, and Prometheus Senior Quarters LLC




                                       17